SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BLACKSKY TECHNOLOGY, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

09263B108

(CUSIP Number)

Ajay Royan

Mithril II LP

c/o Mithril Capital Management

600 Congress Avenue, Suite 3100

Austin, TX 78701

(512) 717-3770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 09263B108	13D

1	NAMES OF REPORTING PERSONS Mithril LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,386,626 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,386,626 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,386,626 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril I (as defined in Item 2(a) of the Original Schedule 13D (as defined below)). Mithril GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the authorized person of Mithril GP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP. The investment committee makes all investment decisions with respect to shares held by Mithril I and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 139,256,081 shares of Common Stock (as defined in Item 1(a) of the Original Schedule 13D) outstanding as of March 30, 2023, as reported by the Issuer in its annual report on Form 10-K/A for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2023 (the “Form 10-K”).

CUSIP No. 09263B108	13D

1	NAMES OF REPORTING PERSONS Mithril GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,386,626 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,386,626 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,386,626 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril I. Mithril GP is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the authorized person of Mithril GP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP. The investment committee makes all investment decisions with respect to shares held by Mithril I and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 139,256,081 shares of the Issuer’s Common Stock outstanding as of March 30, 2023, as set forth in the Form 10-K.

CUSIP No. 09263B108	13D

1	NAMES OF REPORTING PERSONS Mithril II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,241,400 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,241,400 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,241,400 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril II (as defined in Item 2(a) of the Original Schedule 13D). Mithril II UGP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Mithril II GP (as defined in Item 2(a) of the Original Schedule 13D), which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 139,256,081 shares of the Issuer’s Common Stock outstanding as of March 30, 2023, as set forth in the Form 10-K.

CUSIP No. 09263B108	13D

1	NAMES OF REPORTING PERSONS Mithril II GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,241,400 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,241,400 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,241,400 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 139,256,081 shares of the Issuer’s Common Stock outstanding as of March 30, 2023, as set forth in the Form 10-K.

CUSIP No. 09263B108	13D

1	NAMES OF REPORTING PERSONS Mithril II UGP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,241,400 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,241,400 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,241,400 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 139,256,081 shares of the Issuer’s Common Stock outstanding as of March 30, 2023, as set forth in the Form 10-K.

CUSIP No. 09263B108	13D

1	NAMES OF REPORTING PERSONS Ajay Royan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,628,026 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,628,026 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,628,026 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (i) 10,386,626 shares held by Mithril I and (ii) 8,241,400 shares held by Mithril II. Mithril GP is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril I. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril II. Ajay Royan is the authorized person of Mithril I GP and is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP and the members of the investment committee established by Mithril II GP. Each of the investment committees makes all investment decisions with respect to the shares held by each of Mithril I and Mithril II, respectively, and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Mithril I and Mithril II.

(2)	Based on 139,256,081 shares of the Issuer’s Common Stock outstanding as of March 30, 2023, as set forth in the Form 10-K.

CUSIP No. 09263B108	13D

1	NAMES OF REPORTING PERSONS Peter Thiel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,628,026 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,628,026 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,628,026 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (i) 10,386,626 shares held by Mithril I and (ii) 8,241,400 shares held by Mithril II. Mithril GP is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril I. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril II. Ajay Royan is the authorized person of Mithril I GP and is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP and the members of the investment committee established by Mithril II GP. Each of the investment committees makes all investment decisions with respect to the shares held by each of Mithril I and Mithril II, respectively, and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Mithril I and Mithril II.

(2)	Based on 139,256,081 shares of the Issuer’s Common Stock outstanding as of March 30, 2023, as set forth in the Form 10-K.

CUSIP No. 09263B108	13D

Explanatory Note:

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on September 20, 2021 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Solely on behalf of, and only to the extent that it relates to, the Reporting Persons, Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have previously reserved the right and continue to reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

This Amendment is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Persons due to dilution caused by the Issuer’s sales of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D and not in connection with a disposition of any shares by the Reporting Persons. Such dilution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D.

(a) and (b) See Items 7-11 of the cover pages of this Amendment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2023

MITHRIL II LP

By:	Mithril II GP LP
Its:	General Partner
By: Its:	Mithril II UGP LLC General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

MITHRIL II GP LP

By: Its:	Mithril II UGP LLC General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

MITHRIL II UGP LLC

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

Mithril LP

By:	Mithril GP LP
Its:	General Partner

By:	/s/ Ajay Royan
Ajay Royan, Authorized Person

Mithril GP LP

By:	/s/ Ajay Royan
Ajay Royan, Authorized Person

/s/ Ajay Royan
Ajay Royan

/s/ Peter Thiel
Peter Thiel